SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

March 15, 2012

By EDGAR Transmission, Electronic Transmission and Overnight Mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kathleen Collins

Re: SYNNEX Corporation
Form 10-K for Fiscal Year Ended November 30, 2011
Filed January 27, 2012
File No. 001-31892

On behalf of SYNNEX Corporation (the “Company”), this letter is to inform the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company requires additional time to respond to comments on the above-referenced Form 10-K for Fiscal Year Ended November 30, 2011 received from the Staff in its letter dated March 8, 2012. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to April 5, 2012.

If you would like to discuss the timing of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3837 or Allison Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, our outside securities counsel, at (650) 233-4518.

Sincerely,

SYNNEX Corporation

By: /s/ Thomas C. Alsborg
Thomas C. Alsborg
Chief Financial Officer